25003062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-41649

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Executive Services Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 10 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3445 Peachtree Road, NE, Suite 200
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Kroell	404-504-3856	ekroell@nfp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EY
(Name – if individual, state last, first, and middle name)

5 Times Square	New york	NY	10036
(Address)	(City)	(State)	(Zip Code)

10/20/2003	00042
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Kenneth L. Felts, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Executive Services Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GLYNDA D MORRIS
MY COMMISSION EXPIRES
JULY 16 2027
DEKALB COUNTY, GA
NOTARY PUBLIC

Signature: [signature]

Title:
CFO

[signature]
Notary Public

SEC Mail Processing
MAR 10 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Executive Services Securities LLC

3445 Peachtree Road NE
Suite 200
Atlanta, GA 30326 U.S.A.

Ken Felts
SVP, Executive Benefits

P +1 404.504.3817
KFelts@nfp.com
www.nfp.com

Executive Services Securities LLC's Exemption Report

Executive Services Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Executive Services Securities, LLC

I, Ken Felts, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Senior Vice President

February 28, 2025

EY
Shape the future with confidence

Ernst & Young LLP
1 Manhattan West
New York, NY
10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of Executive Services Securities, LLC

We have reviewed management's statements, included in the accompanying Executive Services Securities, LLC's Exemption Report, in which (1) Executive Services Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2024 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2025

Ernst & Young LLP
1 Manhattan West
New York, NY
10001

Tel. +1 212 773 3000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Board of Managers of Executive Services Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2024. Management of Executive Services Securities, LLC (Company) is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2024, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the total revenues reported in the audited financial statements required by SEC Rule 17a-5 with the total revenues included in the accompanying Schedule of Form SIPC-3 Revenues for the fiscal year ended December 31, 2024.

   No findings were found as a result of applying the procedure.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2024 to supporting schedules and working papers, Form X-17A-5 (FOCUS) and General Ledger.

   No findings were found as a result of applying the procedure.

3. Recalculated the arithmetical accuracy of the total revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the fiscal year ended December 31, 2024 and in the related schedules and working papers, Form X-17A-5 (FOCUS) and General Ledger.

   No findings were found as a result of applying the procedure.

Building a better working world

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the fiscal year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC 3 that are less than $1, due to the SIPC online portal truncating cents resulting in rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2025

EXECUTIVE SERVICES SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2024

with

Report of Independent Registered Public Accounting Firm

EXECUTIVE SERVICES SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2024

EY
Building a better working world

Ernst & Young LLP
One Manhattan West
New York, NY
10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of Executive Services Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Executive Services Securities, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 28, 2025

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Assets		
Cash	$	4,909,485
Commissions receivable		55,000
Prepaid expenses		24,499
TOTAL ASSETS	$	4,988,984

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Taxes payable due to affiliates	$	693,144
Other amounts due to affiliates		1,569,526
TOTAL LIABILITIES		2,262,670
Member's Equity (Note C)		
Paid in capital		1,596,284
Retained earnings		1,130,030
TOTAL EQUITY		2,726,314
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,988,984

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2024

Revenue	
Commissions	$ 4,429,098
Administrative fees	10,731,218
Interest Income (net)	12,996
TOTAL REVENUE	15,173,312
Expenses (Note B)	
Occupancy	108,096
Professional Fees	2,389,345
Insurance	35,465
Maintenance and Supplies	167,079
Travel and Entertainment	8,971
Other General and administrative expenses	52,378
TOTAL EXPENSES	2,761,334
Income before income tax expense	12,411,978
Income tax expense	3,138,086
Net Income	$ 9,273,892

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2024

	Paid in Capital	Retained Earnings	Total Member's Equity
Balance, January 1, 2024	$ 1,596,284	$ 356,138	$ 1,952,422
Net Income	-	9,273,892	9,273,892
Dividends to Parent	-	(8,500,000)	(8,500,000)
Balance, December 31, 2024	$ 1,596,284	$ 1,130,030	$ 2,726,314

See accompanying notes.

EXECUTIVE SERVICES SECURITIES, LLC

STATEMENT OF CASH FLOWS

December 31, 2024

Cash Flows from Operating Activities	
Net Income	$ 9,273,892
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in:	
Commissions receivable	115,982
Prepaid expenses	(391)
Decrease in:	
Due to affiliates	115,946
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,505,429
Cash Flows from Financing Activities	
Dividends to Parent	(8,500,000)
NET CASH USED IN FINANCING ACTIVITIES	$ (8,500,000)
NET DECREASE IN CASH	$ 1,005,429
Cash at Beginning of Year	3,904,056
Cash at End of Year	$ 4,909,485
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ 2,792,368

EXECUTIVE SERVICES SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Executive Services Securities, Inc. (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations.

The Company is wholly owned by NFP Corp. ("NFP" or "Parent").

Effective October 23, 2008 the Company changed its legal form to a limited liability company and its name to Executive Services Securities, LLC ("ESSL").

The Company provides its principal products and services through one operating segment. The Managers of the Company serve as the chief operating decision maker ("CODM"). The CODM assesses performance and makes resource allocation decisions, including payment of dividends to its Parent, based upon Net income (loss) in tandem with Net Capital levels. The measure of segment assets is reported on the balance sheet as Total Assets. Significant expenses regularly provided to the CODM are consistent with those presented in the statement of operations.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Concentrations of Credit Risk: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

Commissions revenue from the Company's top two customers represented approximately 48% of the Company's revenues for the year ended December 31, 2024.

Cash: Cash consists of short-term deposits placed with a financial institution.

Revenue Recognition: The Company recognizes revenue when control of the promised services is transferred to the customer in the amount that best reflects the consideration to which the Company expects to be entitled in exchange for those services. Our revenue from contracts with customers consists of commission revenue and administrative fees. See Note B - Revenue, for additional information on the Company's revenue recognition policies.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Income Taxes: The accounts of the Company are included in the consolidated federal income tax return filed by the Parent, and, for tax years ending after July 1, 2013, by the Parent's top tier holding company NFP Intermediate Holdings A Corp. The provision for income tax is calculated on a separate return basis. The amount of current federal tax expense or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expense or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The provision for income taxes is composed of the following items:

Federal	$	2,467,597
State		670,489
Total income taxes	$	3,138,086

The Company's effective tax rate is 25.3% of pretax income, which differs from the U.S. federal tax rate of 21% due principally to non-deductible entertainment expenses and state taxes. The state taxes are provided on the taxable income apportioned to Georgia. The Company is included in a consolidated U.S. federal income tax return, as well as other state and local tax returns that are filed by NFP, and, for tax years ending after July 1, 2013, by NFP or its top tier holding company. As of December 31, 2024, NFP is subject to U.S. federal income tax examinations for the tax years 2021 through 2023, and to various state and local income tax examinations for the tax years 2020 through 2023.

As of December 31, 2024 the Company's total unrecognized tax benefits for uncertain tax positions was $0. The Company believes that the total amounts of unrecognized tax benefits will not change within the next twelve months.

The Company records current and deferred taxes as a payable to affiliate. As of December 31, 2024, the Company had a payable of $693,144 and such amount is included in payable to

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

affiliates in the accompanying Statement of Financial Condition. During 2024, the Company made income tax payments totaling $2,792,368 to NFP. At December 31, 2024, the Company had no deferred tax assets or liabilities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements: In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"). This standard was released in response to feedback indicating that investors supported enhanced disclosures on segment expenses. The amendments in this ASU are effective for fiscal years beginning after December 31, 2023, and interim periods thereafter.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2024 and February 28, 2025, which is the date the financial statements were available to be issued. There have been no other subsequent events that would require recognition or disclosure in the financial statements as of December 31, 2024.

NOTE B—REVENUE

Commission Revenue

The Company recognizes commission revenue from the design, sales and administration of life insurance products, when control of the promised services are transferred to customers, for the amount of consideration it expects to receive in exchange for such services. These commission revenues are comprised of placement revenues and renewal revenues.

Placement revenues are commissions earned by the Company in the first year that a policy is issued to a policy holder. During the year ended December 31, 2024, the Company recognized $2,353,046 of placement revenues.

Renewal revenues are commissions earned by the Company in years two and beyond for previously issued policies, and are primarily based on additional premiums paid, or on certain policies, on the market value of underlying asset pools. Renewal revenue transactions are recorded as performance obligations are met and satisfied when the underlying customer asset or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. During the year ended December 31, 2024, the Company recognized $2,076,052 of renewal revenues.

The transaction price calculation for revenue is usually defined in the contract and is based on a percentage of premiums or assets or some combination of both.

The Company earns interest income from money market funds. Interest income is recorded monthly net of bank charges. During 2024, the Company earned $12,996 in interest income.

Administrative Fee Revenue

The Company earns revenues generated by charging an administrative fee to its Parent. Administrative Fee Revenue is recorded over the period the services are provided as performance obligations are met and satisfied when the customer is receiving and consuming the provided benefits.

The Company receives securities commissions that are generated by personnel employed by other subsidiaries of its Parent who are registered with a third-party broker-dealer, and the Company assists in providing certain administrative services to its Parent to support the securities activities of such personnel. The Company reimburses its Parent for expenses associated with the administrative services that support such personnel employed by other subsidiaries of Parent. The remaining amount represents the consideration the company is entitled to and it is reported as administrative fees in the accompanying Statement of Operations.

NOTE C—RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with an affiliated company under which the affiliated company provides ESSL marketing and general and administrative services and ESSL pays compensation for expenses (personnel, marketing, technology, insurance, additional occupancy and administrative expenses) that may be reasonably incurred by the affiliate on behalf of ESSL. The total amount paid under this agreement for the year ended December 31, 2024 was $2,708,956 and at December 31, 2024, an amount payable to affiliate of $217,226 is included in due to affiliates in the accompanying Statement of Financial Condition.

Included in due to affiliates in the accompanying Statement of Financial Condition at December 31, 2024 is an amount payable to Parent for expenses associated with administrative services as mentioned in Note B of $1,352,300 and tax payables to Parent of $693,144.

During 2024, the Company paid dividends to Parent in the amount of $8,500,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

NOTE D—REGULATORY MATTERS

Net Capital Requirement: The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6²/₃% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2024, the Company had net capital of $2,646,815, which was $2,495,970 in excess of required net capital of $150,845.

Exemption from Reserve Requirements: The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1) and met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

SUPPLEMENTAL INFORMATION

EXECUTIVE SERVICES SECURITIES, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2024

Computation of Net Capital		
Total member's equity	$	2,726,314
Deduct non-allowable assets		(79,499)
Net capital	$	2,646,815
Computation of Aggregate Indebtedness		
Due to affiliates		2,262,670
Total aggregate indebtedness	$	2,262,670
Computation of Minimum Net Capital Requirement		
Net capital	$	2,646,815
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness of $2,262,670)		150,845
Net capital in excess of requirement	$	2,495,970
Percentage of aggregate indebtedness to net capital		85.49%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation in the Company's Part II FOCUS (unaudited) report dated February 27, 2025.

EXECUTIVE SERVICES SECURITIES, LLC

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2024

The Company claims exemption from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(1) of the Rule and is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.